Exhibit 3.2

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION OF

PP HOLDING CORPORATION II

Pursuant to Section 242 of the Delaware General Corporation Law

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PP HOLDING CORPORATION II, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

FIRST: That in lieu of a meeting and vote of the Board of Directors of the Corporation, such Board of Directors has given its unanimous written consent in accordance with the provisions of Section 141 of the General Corporation Law of the State of Delaware to the adoption of a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of the Corporation (the “Amendment”) and directed that the Amendment be submitted to the shareholders of the issued and outstanding shares of Common Stock of the Corporation entitled to vote thereon for its consideration and approval:

“RESOLVED, that the board of directors of the corporation deem it advisable and in its best interest to amend its Certificate of Incorporation of the Corporation by deleting ARTICLE I in its entirety  and inserting in its place a new ARTICLE I to read as follows:

ARTICLE I

The name of the corporation (the “Corporation”) is:

Polypore International, Inc.

SECOND:  That the Amendment was duly adopted and authorized by the Corporation’s Board of Directors and Shareholders in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, PP Holding Corporation II, the corporation mentioned and described above, has caused this certificate to be signed by its duly authorized officer this day of June, 2004.

PP HOLDING CORPORATION II

By:	/s/ Frank Nasisi
Name: Frank Nasisi
Title: President and Chief Executive Officer